EXHIBIT 99.3

January 26, 2026

Consent of Bennett Jones LLP

We hereby consent to the use of our name on the cover page and under the headings “Documents Filed as Part of the Registration Statement”, “Enforceability of Civil Liabilities” and “Legal Matters”, and to the reference to our name and use of our opinion under the heading “Eligibility for Investment”, in the prospectus supplement dated January 26, 2026, relating to the offering by Osisko Development Corp. (the “Company”) of common shares of the Company, which forms part of the Registration Statement on Form F-10 (File No. 333-292328), as amended.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

/s/ Bennett Jones LLP

Bennett Jones LLP